BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing
Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street
Station
                                   New York, NY 10008
                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Alexander Energy Corp.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                                   Sincerely,

                                   /s/Damian P. Reitemeyer





Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                       SCHEDULE 13G


          Under the Securities Exchange Act of
                    1934 (Amendment No.  1 )*

                   Alexander Energy Corp.
           _____________________________________

                       NAME OF ISSUER:
              Common Stock (Par Value - $0.03)
           _____________________________________

                          TITLE OF CLASS OF
                          SECURITIES 014617203
           _____________________________________
                         CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover
page shall not be deemed to be   filed   for the purpose
of Section 18 of the Securities Exchange Act of 1934 (
Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))


CUSIP No. 014617203                Page 1 of 5 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly-owned
subsidiary Bankers Trust Company, and its indirect wholly
owned subsidiary, Bankers Trust International, PLC. 13-
6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation and Bankers Trust
Company are New York corporations. Bankers Trust
International PLC is a London corporation.


  NUMBER OF    5. SOLE VOTING POWER
  SHARES

  BENEFICIALLY 6. SHARED VOTING POWER
  OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER
  REPORTING

  PERSON       8. SHARED DISPOSITIVE POWER
  WITH

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *
CUSIP No. 014617203                Page 2 of 5 Pages

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12.TYPE OF REPORTING PERSON *

Bankers Trust New York Corporation - HC
Bankers Trust Company  and Bankers Trust International, PLC - BK


Item 1(a) NAME OF ISSUER:
          Alexander Energy Corp.

Item 1(b) ADDRESS OF ISSUER  S PRINCIPAL EXECUTIVE OFFICES:

          701 Cedar Lake Boulevard
          Oklahoma city, OK 73114-7800

Item 2(a) NAME OF PERSON FILING:

Bankers Trust New York Corporation, its wholly-owned subsidiary Bankers Trust Company, and its indirect wholly owned subsidiary, Bankers Trust International, PLC.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Co. and Bankers Trust
          Company are incorporated in the State of New
          York with their principal business offices located in New York. Bankers Trust
          International PLC is incorporated in England with its principal business office located in London.


Item 2(d) TITLE OF CLASS OF SECURITIES:
          Common Stock (Par Value - $0.03), of Alexander
          Energy Corporation is an Oklahoma Corporation.

Item 2(e) CUSIP NUMBER: 014617203

CUSIP No. 014617203                Page 3 of 5 Pages

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

    (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)
        For Bankers Trust Company and Bankers Trust
        International , PLC.,

     (b) [X] Bank as defined in section 3(a)(6) of the Act.
 Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

     (b)  Percent of Class:

     (c)  Number of shares as to which the Bank has:
     (i)  sole power to vote or to direct the vote

      (ii) shared power to vote or to direct the vote

     (iii)sole power to dispose or to direct the disposition of

     (iv) shared power to dispose or to direct the disposition of

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          [X]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON: Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING

          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See item 3.





CUSIP No. 014617203                Page 4 of 5 Pages
Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP

          Not applicable

































CUSIP No. 014617203                Page 5 of 5 Pages



Item 10   CERTIFICATION:
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
SIGNATURE:
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995
Signature:     Bankers Trust New York Corporation
By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.
Title:    Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation
                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

             Bankers Trust Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

               Bankers Trust International PLC